Yukon-Nevada Gold Corp. Announces Corporate Management Changes

Vancouver, BC – June 21, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (“YNG” or the “Company”) announces that the Board of Directors has accepted the resignation of Robert F. Baldock as President and Chief Executive Officer of the Company. Shaun Heinrichs, Chief Financial Officer and Randy Reichert, Chief Operating Officer will jointly assume the roles of President and Chief Executive Officer while continuing to act in their existing roles within the Company.

Mr. Baldock commented, “I stepped in to lead the restructuring team at YNG in May of 2009 with the express purpose of strengthening the Company’s management, financial position and operations. With the knowledge that the Company is now operating cash flow positive, has just completed financing to increase its treasury and sound fiscal and operational management is in place, I can focus my attention on my other business responsibilities. I confidently leave management of the Company in the hands of these two highly skilled executives.”

Mr. Heinrichs has been with the Company since 2008 as Chief Financial Officer. He has over fifteen years of financial accounting experience, beginning with seven years of public practice experience with Ernst & Young in Vancouver. His primary role at Ernst & Young was as a lead assurance or advisory manager on several large US and Canadian public companies within the BC region. He subsequently held senior management roles in several large public companies as well as a large BC utility prior to joining YNG. He has also just recently joined the Board of Directors of the Company. Mr. Heinrichs has been instrumental in managing the finances of the Company during the recent corporate turn-around.

Mr. Reichert has been with the Company for over a year and has 23 years’ experience working internationally at various operating mines and process facilities. Most recently Mr. Reichert was President and Chief Operating Officer for Colossus Minerals Inc. focusing on the development of the Serra Pelada project in Brazil. Prior to this he was COO of Oriel Resources plc and Orsu Metals Corp. Mr. Reichert spent over five years in Russia with Bema Gold, and subsequently Kinross Gold Corporation. Within those five years he held the position of General Manager, Operations of the Kupol gold mine in Chukotka, Russia and General Manager for the Julietta gold mine in Magadan, Russia. He has also held positions within various mining operations with Cominco Limited, now Teck, prior to working for Bema Gold. Mr. Reichert’s contributions to the extensive renewal of the Company’s mining operations over the past year have been invaluable.

The Board of Directors would like to express their sincerest thanks to Mr. Baldock for his significant contribution to the success of YNG over the past three years.

ON BEHALF OF THE BOARD OF DIRECTORS

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.